Overview

VictoryBase Corporation is building a nationwide network of residential real estate properties located near United States military bases, which we will make available for occupancy by military servicemembers and other individuals and families seeking housing in such locations.

Certain Definitions

As used in our Form C, we will use the following terms which have the meanings set forth below.

- **Base Agreement** is an agreement between one of our customers and a VictoryBase Property Company that allows the customer to reside in a VictoryBase Property.

- **Base Payment** is a monthly payment made by our customers to occupy VictoryBase Properties under the terms of a Base Agreement.

- **Control Agreement** is a master control and contribution agreement among Holdings, a VictoryBase Property Company, and the owner of such VictoryBase Property Company. Under a Control Agreement, (i) the VictoryBase Property Company grants to Holdings (i) the right to elect to control and occupy (and permit third parties to control and occupy) one or more VictoryBase Properties, (ii) the right to require the owner of the VictoryBase Property Company to contribute its ownership of such VictoryBase Property Company to Holdings in exchange for membership interests of Holdings. A form of Control Agreement is attached as an appendix to this offering statement. There are currently no control agreements in place, but the Company may elect to enter into control agreements in the future.

- **EquityBase Program** is a marketing term we give to our program that allows a person to elect both to reside in VictoryBase Properties and to invest in shares of our stock. Regardless of whether a VictoryBase Property resident elects to enter into a subscription agreement or an investor elects to enter into a Base Agreement, in neither case would there be any change to the rights, privileges, or responsibilities of the customer under the Base Agreement or the rights, privileges, or responsibilities of the investor under the subscription agreement. We plan to offer discounted Base Payments to EquityBase Investors that meet the criteria that we might establish from time to time. See “Discount Program” herein.

- **EquityBase Investor** is a marketing term we use to describe a resident of a VictoryBase Property who also participates in the EquityBase Program

- **Holdings** is VictoryBase Holdings, LLC, a Texas limited liability company, a subsidiary of the Company.

- **Holdings Tracking Units** are membership interests of Holdings that track the value of one or more subsidiaries or other assets or operations of Holdings.

- **NY1** is VictoryBase NY1, LLC, a Texas limited liability company, a subsidiary of Holdings.

- **SC1** is VictoryBase SC1, LLC, a Texas limited liability company, a subsidiary of Holdings.

- **Value Add** property, in our terms, is one we believe has the potential for increased net operating income through the implementation of efficient management procedures and/or capital improvement programs. We typically cease to classify a VictoryBase Property as 'Value Add' once the intended management strategies or capital improvements are in place, and the net operating income has risen to a stable level.

- **VictoryBase Property Company** is a company that owns one or more VictoryBase Properties.

- **VictoryBase Property** is a residential real property, such as single-family homes, townhomes, multi-family units or other residential real property within our network available for potential occupancy by one of our customers.

Discount Program

Because we expect customers who are also stockholders to be better stewards of VictoryBase Properties and therefore lower our operating costs, we offer lower Base Payment rates for our EquityBase Investors. We refer to this improved stewardship as an “ownership mindset” or “ownership mentality”. We currently offer a discount of up to $100 per month off of our Base Payment rates for any EquityBase Investor who purchases or commits to purchase at least ten Shares per month during the term of their Base Agreement. We also anticipate that our funding portal may have transaction fees for investors, ranging from $8.00 to $100.00 depending on the size of the investment. Residents who invest and receive a discount may or may not also receive additional money to reimburse them for the transaction cost. For residents who invest $100, we may or may not provide them with a $108 discount. This may change if it is required for resident satisfaction or the terms of our agreement change with Wefunder LLC.

The amount of such discount is subject to change or elimination from time to time based upon our evaluation of market conditions and our analysis of actual operating cost savings, if any, that we observe from EquityBase Investors. We plan to make the amount of any such discounts available to EquityBase Investors, as such discount may be increased, decreased, or eliminated from time to time, and then applicable minimum investment amount, available for review on our website. There is no limit to the amount of discount we may elect to offer, but we anticipate that the amount of the discount will be less than half of the amount of the applicable Base Payment.

We established a value of up to $100 per month as the initial amount of our discount program because that is the point at which we believe we will maximize the amount by which our anticipated operating cost savings resulting from our residents’ anticipated ownership mindset will exceed the amount of the applicable discount. We plan to experiment with adjustments to the amount of this discount in an effort to optimize our cost savings as it relates to the amount of the discount offered. Any change in the amount of this discount will impact Base Payments entered into on or after the date of the discount is changed, but any such change will have no impact on the amount of Base Payments under the Base Agreement then outstanding. Any discount offered may not be sold or transferred by the EquityBase Investor. The discount will not change based upon the value of the Shares. We anticipate that our discount plan will not include any restrictions on how or when an EquityBase Investor may qualify for a discount except that the EquityBase Investor must have (i) become a VictoryBase Property resident by entering into a Base Agreement, and (ii) contemporaneously with entering into the Base Agreement, purchase or commit to purchase at least ten Shares for each month of the term of the Base Agreement. We plan to include all VictoryBase Properties in our discount program; however, the start date of the discount program may differ or never occur at any specific VictoryBase Property.

For VictoryBase Property residents who have previously entered into Base Agreements, we plan to offer such residents the opportunity to include the discount program to their existing Base Agreement (or amend their existing base agreement, or terminate their existing Base Agreement and enter into a new Base Agreement) incorporating the terms of the discount program described above if, contemporaneously, such residents enter into Subscription Agreements complying with the discount program terms.

If we assume the amount of the discount stays at $100 per month per home during throughout the 12 months of this offering, and if we further assume that all of the occupants of the 98 homes that we currently own or are under contract to purchase qualify for the discount program, and if we further assume that we do not acquire any additional homes during the offering, then the total value of discounts under the discount program will be approximately $117,600. Of course, this is just an estimate and any of those assumptions are subject to change.

Target Resident

Service Members are Responsible, Disciplined and Accountable

We seek to initially focus business efforts in areas with a large military presence, with the U.S. service member as our primary target customer. We believe military members will see the potential appreciation in value in becoming an investor and a resident of VictoryBase Properties versus the traditional home rental or base housing option. Our

target demographic within the military community is career-minded officers and senior enlisted non-commissioned officers. Such military members will likely have either a college degree and/or several years of professional military experience, we believe both of which require a high level of discipline and accountability. While all members of the military are required to maintain a standard of conduct while in uniform, career officers and senior enlisted non-commissioned officers are expected to maintain a high level of professionalism in the community while out of uniform as well.

We believe there is a natural and consequential level of accountability within the military. If a member of the armed forces were in financial trouble, threatening the ability to pay housing expenses, the chain of command (or Supervisor/Commander) is typically notified. The Commander has a responsibility to the service member to solicit help through professional financial counseling, and/or establishing a plan to help the service member regain control of their finances. Based upon our management's observations, the military's culture and system of including the chain of command's involvement in a service member's life, including financial matters outside of the military, is prevalent, commonplace, and generally reliable. Our executive team understands the U.S. Department of Defense policies and culture and expects that we can effectively engage military leadership to resolve issues before they become problematic.

Career service members tend to be good stewards of property and equipment due to their training within the service. We believe service members' ability to look after and care for a residential unit is far less complex than many of the tasks they have been professionally trained to do, thereby lowering the risk of misuse of the home's structural features and appliances. Military members will be well equipped to share in the efficiency of operations.

Favorable Economics for Service Members

Service members receive a tax-free Basic Allowance for Housing ("BAH") in addition to base military pay that is designed to cover housing expenses should a service member choose to live in off-base housing. This housing allowance is dependent on the rank of the service member, number of dependents, and zip code of the base at which they are stationed. BAH rates are updated yearly and based on the economics of off-base rentals in the community surrounding the base. BAH rates also have a protection clause. If the annual change in housing allowance decreases while a service member is stationed at a particular duty station, they will receive the higher amount as long as they remain at that station. Therefore, despite any potential lowered BAH, existing Base Agreements with our customers, will not place downside market pressure on VictoryBase revenue as it relates to Base Agreement renewals. Conversely, if BAH rates increase, we will raise Base Payments in conjunction with the rising rents in the market.

We expect our service member customers will make Base Payments equal to approximately 22% to 32% of their household gross income, which is more favorable than a similar percentage of rent-to-gross income for civilians. This percentage difference likely exists because of lower healthcare costs and less student debt for military members. Because healthcare costs are considered a benefit of military service, most service members experience limited to no out-of-pocket healthcare expenses. Furthermore, most service members are not burdened with student debt due to various military programs designed to pay off existing loans or cover higher education costs. In addition to those benefits, access to base facilities, such as gymnasiums, commissaries, and entertainment facilities exist which further lower out-of-pocket expenses for service members and their families.

At VictoryBase, we uphold stringent standards for our non-military residents to ensure the integrity and stability of our communities. Typically, we mandate a credit score of 700 as a testament to financial responsibility. However, in exceptional cases, we may consider scores marginally below this benchmark if other facets of the applicant's profile are commendable. Moreover, we necessitate that potential residents demonstrate a monthly income at least three times the amount of the Base agreement, reinforcing their capacity to comfortably handle their financial obligations. These requirements may change from time to time. Such a resident profile not only signifies reliability but also primes residents for an enhanced living experience. Should they choose to invest and become EquityBase Investors, these residents, having already showcased financial prudence, are poised to further fortify our community's economic foundation.

Market Selection for VictoryBase Properties

Our long-term strategy is to have a presence near many major military installations nationwide, creating a diversified network of residential units that service members can live in over the span of their predictably transient career with

the Armed Forces. Furthermore, we will seek markets where the threat of Base Realignment and Closure (BRAC) is reasonably minimal including infrastructure-heavy locations that cannot be easily replaced, bases with large military operating areas and firing range facilities, bases that have already been realigned in the recent past (and therefore less likely to be closed in the near future), and those with strong geo-political connections to their surrounding markets.

A key tenet of our plan of creating an effective network of residential units is to provide VictoryBase Properties in locations along the predictable career paths for our military personnel, so they may continue to invest and live in VictoryBase Properties, regardless of where they are stationed. The major service branches of the Army, Navy, Air Force, Marines, and Coast Guard all have independent and joint military bases. Service members are generally stationed at each duty assignment for three years. Naturally, a career Army Soldier will predictably go from one Army base to another Army base, while an Airman will predictably go from one Air Force base to another Air Force base. Although there are exceptions, the vast majority of Permanent Changes of Station (PCS) follow a series of predictable paths. As such, the network of communities is most effective when it aligns with a specific branch that maps to the career path of the military member. Our foray into creating such a network will revolve around air bases, while our long-term strategy is to have a presence with each of the services and each career type.

Initially, we plan to invest near air bases for the following reasons:
- There are many air bases that are in high population-growth areas in the country, such as San Antonio, Texas, the Florida panhandle, Denver, Colorado, and Colorado Spring, Colorado, among others that already provide for favorable residential real estate investment fundamentals;
- Air Force, Navy and Marine pilot deployments are generally shorter than ground based Army units at 3-6 months as compared to the Army's 12 month deployment. Because service members are protected by the Servicemembers Civil Relief Act, they have the right to terminate a residential lease if they receive military orders to deploy or move to a new base. We intend to honor the responsibilities of a landlord under the Servicemembers Civil Relief Act as if such agreements were leases. Shorter deployment timeframes naturally lead to fewer lease terminations, thus fewer Base Agreement terminations, as Airmen are more likely to retain the residential unit to return to after deployment. We believe Army soldiers, who deploy for longer periods of time, would have a higher tendency to terminate a Base Agreement;
- Air bases tend to be infrastructure-heavy as they have specific requirements for airfields, hangars, equipment, airspace, etc. For this reason, we believe air bases are less likely to be moved or closed due to the cost of relocation;
- We believe pilots and aircrew personnel are more likely to have a college degree or some college than any of the other branches; and
- Military pilots receive extra financial incentives to fly for the military which increases their overall compensation. For example, under Marine Administrative Message (MARADMIN) 514/20, the US Marines offer up to $210,000 to pilots that commit to remain in the service for an additional 72 months. This provides additional compensation to the pilot of nearly $3,000 per month. Additionally, aircrew receive $1,800-$3,000 annually of Hazardous Duty Pay.

Operational Overview

VictoryBase Property Companies will enter into Base Agreements with our customers for the customer's use of VictoryBase Properties. Holdings will have the right to elect to take operational control of VictoryBase Properties through Control Agreements. The Company will have the right to elect to take operational control of VictoryBase Properties from Holdings through Sub-Control Agreements. Our VictoryBase Properties are managed by Holdings through its management platform that consists of internal procedures and third-party vendors. Holdings may also engage external property management companies, which may be an affiliate of ours or a third-party management company. Our property manager may also elect to subcontract property management duties to one or more other external property management companies.

Marketing our "EquityBase Program" is the means by which our investors may purchase shares of the Company and thereby share indirectly in the potential growth in value of our portfolio of VictoryBase Properties. The VictoryBase Property Companies collect Base Payments, while they operate VictoryBase Properties and establish a large-scale model for the investor to potentially gain value over time. We plan to have VictoryBase Property Companies enter into Base Agreements and have the Company accept subscription agreements.

We call the agreement between VictoryBase Property Company and our customers whereby our customers may occupy VictoryBase Properties the Base Agreement. The Base Agreement includes terms for our customers and their

family to reside in the VictoryBase Property. The amount of the Base Payment for each home will vary based on the local real estate market for each home or multi-family unit, among other factors.

We believe our business model will establish us as a market leader for EquityBase Programs for the single-family home and multi-family housing industry that will provide investors the opportunity to gain value as corporate stockholders. We intend to create a geographically diversified portfolio of high-quality, single-family homes and multi-family units to establish “VictoryBase” and “EquityBase” into nationally recognized marketing brands. We believe the brands will be known for quality, value, customer satisfaction, investor value and will garner respect in our communities. Our investments may be made directly or through investment vehicles with third-party providers.

Through our relationship with VBRE, we created a beta version of an integrated operating platform that consists of various off-the-shelf IT solutions for property management. We will use this platform, along with personnel who are dedicated to property management, acquisitions, development, marketing, leasing, financial and administrative functions. We are also developing an on-site management network using some of the customers within the communities we serve. We plan to appoint one or more of our customers as a representative for each of the communities as part of an owner’s association.

During the acquisition process, through Holding’s issuance of Holdings Tracking Units and other means, third parties, such as VBRE, are expected to assume the risk of land acquisition, entitlement risk, development risk, construction risk, funding risks, occupancy risk (finding residents to sign Base Agreements), among many other risks associated with “stabilizing” a property until the applicable VictoryBase Properties ceased to be Value Add. We generally consider a group of properties as “stabilized” when such properties have achieved an occupancy rate of at least 80% for a period of not less than 90 days, and at least 80% of the properties in the development in which such properties are located are complete or the residential home is deemed sufficiently complete to the point where it can be used for its intended purpose. We generally consider a property to be Value Add when we believe such property has net operating income that we can improve over time by implementing efficient management procedures and/or capital improvement programs. Generally, we consider a VictoryBase Property to no longer be “Value Add” when the efficient management procedures and/or capital improvement programs have been implemented and the net operating income has increased and is stabilized. VictoryBase Property Companies may or may not enter into debt agreements and preferred equity agreements with lenders and investors. The terms of the preferred equity have not been negotiated, except with regard to NY1. The terms of the preferred equity of NY1 are summarized on this offering statement. Third parties, such as VBRE, will manage the capitalization of the VictoryBase Property Companies prior to Holdings determining if Holdings will require VBRE to contribute the VictoryBase Property Companies. The Control Agreement allows the Company and Holdings to have a pathway to avoid pre-stabilization risk by requiring VBRE to contribute the stabilized property to Holdings when such properties have ceased to be Value Add. Prior to requiring VBRE to contribute its ownership of VictoryBase Property Companies to Holdings, Holdings and the Company, in its capacity as manager of Holdings, shall conduct its due diligence on the property. The Company plans to evaluate the occupancy rate, military vs civilian occupancy ratio, terms of the short or permanent debt and other factors, including the terms of any preferred equity that would exit or remain in the deal.

We seek to acquire stabilized residential real estate assets that we believe will appreciate and generate positive cash flow over time. Generally, we will not seek to acquire any VictoryBase Property unless we estimate achieving a target leveraged internal rate of return (IRR) of at least 15% over a 7-year hold period. This hold period is used for projection purposes and does not mean we will seek to hold the asset for 7 years. We may generate sale or refinance of an asset as deemed appropriate by VictoryBase Management.

The assumptions used to calculate these anticipated returns are (i) approximately 60% debt at the prevailing market rate, (ii) 3% revenue growth, (iii) a 5% property management fee, and (iv) market-rate operating expenses for taxes and insurance. Of course, no target return can ever be guaranteed, and the quality of our underwriting is not verified or controlled by any entities outside of our management team. Returns for investors can vary widely due to fees, unforeseen risks, poor management, inaccurate underwriting, and many other risks and factors. Please read the Form-C to understand all of the risks of this investment. Based on data from the Zillow Value Home Index (ZHVI) Single Family Homes Time Series, single-family homes have appreciated 4.5% per year on average for the last 20 years. This data is based on a national average for Single-family homes in the 35th to 65th percentile range by home prices according to the Zillow Home Value Index. This is a national average and may not represent the actual performance of VictoryBase Properties. In addition to property appreciation, equity returns also depend on real estate investment costs, hold period, leverage, and other factors. Our terms and criteria may change over time at our sole discretion, depending on market conditions and other factors.

Beaufort, South Carolina

In January 2023, Holdings exercised its right under the Control Agreement among Holdings, VBRE, and SC1 to require VBRE to contribute all of the membership interests in SC1 to Holdings. In connection with such contribution, Holdings issued 715,065 Class A Units of Holdings to VBRE, and Holdings assumed approximately $7,900,000 of debt from SC1. Upon such contribution, the Control Agreement terminated by mutual agreement of the parties. On August 16, 2023, VictoryBase Holdings, LLC, implemented its Third Amendment to the original Limited Liability Company Agreement dated December 9, 2020. This Third Amendment introduces provisions allowing members to receive a disproportionate distribution under specific conditions. As a reflection of these provisions, VictoryBase RE, LLC has received multiple distributions cumulatively totaling approximately $1,445,039. In relation to these aggregated distributions VictoryBase RE, LLC has consequently agreed to relinquish 144,504 units of its stake in the company. On April 23, 2024, VictoryBase Holdings, LLC implemented its Fourth Amendment to the original Limited Liability Company Agreement dated December 9, 2020. This Fourth Amendment introduces provisions allowing for a unit price increase from $10.00 to $11.11, with the Fair Market Value of SC1 being a determining factor in this adjustment. Based on VictoryBase Management's assertion, the Fair Market Value of SC1 was determined to be $15,500,000.

SC1 holds 48 homes in a single community located in Beaufort County, South Carolina, all of which are VictoryBase Properties. We have implemented “Integrated Smart Home Technology” in our Beaufort, South Carolina VictoryBase Properties. This permits technology driven “self-guided” showings and one-on-one showings with current customers residing in VictoryBase Properties.

As of March 31, 2024, SC1 is a party to 46 active Base Agreements. The terms of these Base Agreements are generally 12 months. The Base Agreement payments range from approximately $2300 per month to $2450 per month. The average amount of the Base Payment in these Base Agreements is approximately $2,300 per month per home.

Sackets Harbor, New York

In October 2022, we formed NY1 as a subsidiary of Holdings. In February 2023, NY1 acquired 50 apartment homes in a single community in Sackets Harbor, New York, each of which is now a VictoryBase Property. The purchase price for such homes was approximately $7.9 million.

To fund NY1’s acquisition of such 50 VictoryBase Properties, VBRE purchased 30,000 Class C Units of Holdings in exchange for $300,000. Next, Holdings contributed $300,000 into NY1. In exchange for the conveyance of the VictoryBase Properties in Sackets Harbor, New York to NY1, NY1 (i) paid the seller $5,900,000 in cash, and (ii) issued to the seller $2,000,000 preferred membership interests of NY1. NY1 borrowed approximately $5,900,000 from a local savings bank to fund the cash portion of this acquisition. This loan is guaranteed by VictoryBase Holdings and VBRE. As of March 31, 2024, there are currently 49 active Base Agreements ranging from $1400 to $1650 per month with the average lease rate between those amounts. All residents are also now paying their monthly water bill of $75 per month, which was paid by the previous owner prior to VictoryBase’s acquisition. Most leases or Base Agreements are for 12 months with expiration throughout the year. In the future, we expect residents will enter into Base Agreements at a rate of $1400 to $1650.

On April 23, 2024, VictoryBase Holdings, LLC implemented its Fourth Amendment to the original Limited Liability Company Agreement dated December 9, 2020. This Fourth Amendment introduces provisions allowing for a unit price increase from $10.00 to $11.11, with the Fair Market Value of NY1 being a determining factor in this adjustment. Based on VictoryBase Management's assertion, the Fair Market Value of NY1 was determined to be $8,700,000.

The Fourth Amendment also introduces provisions to convert VBRE-owned Class C units to Class A units. VBRE owned 30,000 units, which, as outlined in the Third Amendment to VictoryBase Holdings, LLC, converted to 74,894 Class A Units. Detailed calculations for this conversion can be found in the Fourth Amendment to VictoryBase Holdings, located in the Form-C Appendix E: Additional Information.

VictoryBase Model Difference

Our business model is designed to allow for career military members (and other customers) to have the potential to indirectly share in a portion of the potential growth in the value of our portfolio of residential properties by being responsible stewards and holding every customer accountable.

The following factors distinguish our business model from traditional rental models:
- Once fully complete, the property management platform being developed and currently in use by VBRE, will guide our customers to execute the majority of move-in/move-out transactions on their own. This model is similar to short-term rental models, such as Airbnb, VRBO, etc., where a traveler can spend a short period of time in another owner's house without ever having to personally interact with the owner except on a web or mobile platform. We will only be involved to verify the prospective Base Agreement, the Base Payment amount, other key terms, all of which is confirmed remotely and signed electronically on our website or through our mobile application;
- We permit our customers (and other investors) to invest through this offering. Because our customers may also be investors, we believe this will serve as an additional incentive to enhance the likelihood of a smooth transaction; and
- To establish our maintenance model, we will receive comprehensive warranty programs from our builder partners, as well as establish contractual relationships with third party service providers to perform the day-to-day maintenance needs of the homes in our communities. Using our website or mobile application, our customers will communicate maintenance needs at their home via photo upload and/or written description. Pre-arranged third-party contractors will receive that information and schedule servicing directly with the customer.

Property Management Platform

Resident-Based Property Management

Our customers are guided through the process to perform basic level property management tasks that would normally be done by a property management employee. We call this resident-based property management. Every month they can self-report the completion of the scheduled tasks through a third-party home checklist application. . This strategy benefits from the capable and well-trained members of the armed forces caring for the home in which they live.

We plan to ask our customers to be responsible for the following basic management tasks:
- Landscaping tasks such as lawn mowing and trimming shrubs;
- Basic preventative maintenance like changing filters, replacing fire detector batteries, etc.;
- Resident turnover functions such as self-cleaning and simple repairs

Non-Correlated to the Regular Market Forces

Our niche model of providing homes primarily for military service members grants investors exposure to residential investment property indirectly supported by the United States federal government, which is required to maintain military forces. For instance, during a recession, a service member is less likely than a civilian counterpart to lose employment because the Department of Defense does not generally draw down the number of people in the Armed Forces during such times. As such, this stable level of employment for military members, which the civilian population may not enjoy, reduces our risk of non-payment. Military members will likely have greater job security regardless of economic conditions. Additionally, during poor economic times, the BAH rate generally increases and therefore increases the revenue we collect through the Base Agreements.

Flexibility of Asset Sales and Recapitalization

We are planning to develop most of our communities in separate but contiguous parcels to provide maximum flexibility within our assets during the tenure of ownership. By structuring our communities this way, we can continue to hold them and recapitalize them in conjunction with market dynamics, sell the homes individually to homebuyers, or sell the communities we build to investors in part or in whole. We can also acquire homes in a noncontiguous area based on current economics of a particular market.

Our Business and Growth Strategies

We are seeking to market our EquityBase Program as an alternative to home ownership or home rental models. The marketing for the EquityBase Program focuses on encouraging our customers to become investors and thus be stockholders in the Company by entering into subscription agreements. The investor then shares in the efficiency of operations and, over time, the potential appreciation in value of the VictoryBase Properties. We anticipate encouraging our customers to invest at least $100 per month in the offering. We also anticipate encouraging any qualified investor to participate in our offering who is seeking exposure to residential real estate and values our unique business model.

We believe we can achieve this objective with the following strategies:

● Secure early-mover advantage and position us as a dominant EquityBase Program provider of VictoryBase Properties: Historically, the majority of the single-family home rental market has been fragmented, comprised primarily of private and individual property investors in local markets. While some of the owners offered rent to own options, the ability to own an entire portfolio has not been common. Prior to the 2008 housing crisis, there were few large-scale, national market owners/operators primarily due to the challenge of efficiently scaling the acquisition and management of many individual homes and none of these, to our knowledge, have an extensive ownership pathway. With an opportunity to acquire homes at attractive prices, we intend to leverage and market the EquityBase Program model to rapidly build an institutional quality, professionally managed business. We believe that being one of the first in our industry to offer the VictoryBase Properties on a large scale will provide us the "early-mover" advantage to continue aggregating a large, geographically diversified portfolio of high-quality VictoryBase Properties at prices that provide attractive potential yields and capital appreciation.

● Employ a disciplined property acquisition process: We are focused on acquiring VictoryBase Properties with a number of key property characteristics, including: (i) locations close to major military instillations; (ii) locations that provide quality school and educational opportunities for the our customers' entire family; (iii) quality that exceeds current on-base housing options; (iv) affordable housing options that align with the government's Basic Allowance for Housing ("BAH") that is provided to U.S. service members; and (v) homes in "secondary" markets that meet the criteria outlined in (ii) and (iii) above and are located in growing communities with a perceived demand for our customers to also be investors in the Company. We plan to target areas with large military populations, well-regarded school districts (or school choice) and access to desirable lifestyle activities and amenities. We believe that homes in these areas will attract customers that desire ownership pathways while retaining the ability to have low down payments and the ability to easily transfer to new locations. We plan to target areas where the military members move frequently and provide them with the option to move from one VictoryBase Property to another VictoryBase Property. We may alter the criteria above if we believe the acquisitions or alteration will benefit us. We will continue to refine our process to build and acquire high quality single-family homes and multi-family units.

● Assemble a geographically diversified portfolio: We plan to monitor and manage the diversification of our VictoryBase Properties in order to minimize risks associated with adverse developments affecting a particular market. We currently are focusing on acquiring single-family homes in selected sub-markets of metropolitan statistical areas within the United States, with an emphasis on achieving critical mass within each target markets near military instillations. We plan to continually evaluate potential new markets where we may invest and establish operations as opportunities emerge. We plan to select our markets based on a large military population, anticipated population growth and strong demand, providing for attractive potential yields and capital appreciation. In addition, if we are unable to gain desired critical mass within a market to operate efficiently, then we may pursue ways to exit those markets in a manner designed to maximize stockholder value.

● Efficiently manage and operate properties: We encourage our customers to become investors because investors will be aligned with our goals to efficiently operate VictoryBase Properties. The lower our operating costs are, the more long-term value the investors will realize. We intend to (i) minimize home maintenance costs by requiring the home builder to provide warranties on the homes, where possible, and requiring our customers to perform routine preventive maintenance tasks, (ii) reduce labor costs associated with property management by electing our customers as on-site property management, and (iii) reduce realtor fees and other fees associated with turnover by requiring our customers to list, show, and ensure the transition from one of our customers to another is seamless. In addition to increased efficiency at the VictoryBase Properties, our corporate level management can centralize many functions, including management, accounting, legal, marketing and other services. These centralized services allow us to provide all markets with the benefits of these functions without the burden of those costs separately in every market. We also plan, in conjunction with our property management company, to seek to negotiate favorable terms on services and products with many of our contractors and vendors, including national contractors and vendors.

Additionally, we may be able to negotiate reduced property taxes for homes occupied by active service members and service-disabled veterans. We believe our investments in technology to manage the properties will lead to efficiently managing a large number of relatively low-cost properties. Having our customers participate in managing the VictoryBase Properties will provide efficiency at each home and we will realize additional efficiency with significant economies of scale and standardize brand consistency.

● Establish a nationally recognized brand: Our goal is to be the first company that comes to mind when a person wants the flexibility of a rental home with the ability to participate in a portion of the value of home ownership. To our knowledge, there is no other option that is nationally marketed that offers the value and flexibility we plan to establish by marketing the EquityBase Program. We strive to establish "VictoryBase" and "EquityBase" as nationally recognized brands. We believe that establishing a brand well-known for quality, value and our customer satisfaction will help attract and retain customers with superior interest in creating more value for the entire EquityBase Program. We believe that creating brand awareness will facilitate the growth and success of our company.

● Optimize capital structure: We use leverage to increase potential returns to our stockholders. Additionally, we may have the opportunity to issue and sell fair yield-producing preferred membership interests of our VictoryBase Property Companies which might provide an attractive source of equity capital. We may also obtain capital through the use of unsecured credit facilities, the issuance of unsecured senior notes, and through asset-backed transactions. We may also participate in investment vehicles with third-party investors as an alternative source of equity to grow our business.

Our Business Activities

● Property Acquisition. We are refining our acquisition processes to deploy capital across acquisition channels and in multiple markets. Our acquisition process begins with an analysis of housing markets. We intend to select target markets based on a large military population, anticipated population growth, and strong demand, providing for attractive potential yields and capital appreciation. If we are unable to gain desired critical mass within a market to operate efficiently, then we may pursue ways to exit those markets in a manner designed to maximize stockholder value. We anticipate that most of our acquisitions will be made in a manner similar to our acquisition of the VictoryBase Properties held by NY1. Specifically, for each acquisition, Holdings is expected to form new VictoryBase Property Company that is expected to purchase properties or contract to acquire future VictoryBase Properties. Holdings is expected to issue Holdings Tracking Units to one or more investors who will contribute funds to Holdings. Holdings is then expected to contribute such funds to the newly created VictoryBase Property Company to finance part or all of the acquisition. The applicable Holdings Tracking Units are later expected to be convert into Class A Units of Holdings after the applicable VictoryBase Property have ceased to be Value Add. We plan to target a variety of acquisition channels, including broker sales and portfolio (bulk) sales, acquire "built for rent" properties through third party developers and develop properties through its internal construction teaming program.

● Property Management. In collaboration, we plan to develop an extensive property management infrastructure, with modern systems, dedicated personnel, and local customers and third-party vendors performing management functions.

● Marketing and Base Agreements. We will establish Base Payment rates, marketing and signing of the Base Agreements (including screening prospective customers) and collecting and processing Base Payments. We will establish Base Payment rates centrally, using data-driven pricing models, supported by analysis from the local staff and BAH rates for each market. We plan to consider the following factors in establishing the Base Payment rates: (i) a competitive analysis of market rents, (ii) the size and age of the house, (iii) qualitative factors, such as neighborhood characteristics and access to quality schools, transportation and services, and (iv) whether or not the customer is or will become an EquityBase Investor. Because we expect customers who are also stockholder to be better stewards of VictoryBase Properties and therefore lower our operating costs, we plan to offer lower Base Payment rates for EquityBase Investors that meet the criteria that we might establish from time to time. See "Discount Program" above. We expect to advertise the available properties through multiple channels, including our website, online marketplaces, government housing offices, direct advertising to military members and other methods. We intend to show the VictoryBase Properties using technology driven "self-guided" showings and one-on-one showings with the current customer that is residing in the VictoryBase Property. We plan to permit prospective customers to submit an application through our website or third-party management platform. We plan to evaluate prospective customers in a standardized manner. Our application and evaluation process may include obtaining appropriate

identification, their military record and rank (if applicable), an evaluation of credit and household income, a review of the applicant's rental history, a review of the applicants Base Payment history, and a background check for criminal activity, among other possible screening criteria. We intend to create a ranking system based on the customer's performance while residing in current and previous VictoryBase Properties. Although we plan to generally require a minimum household credit score and income to Base Payment ratio, we may take other factors into consideration during the evaluation process, including an emphasis on Base Payment history and previous ratings in other VictoryBase Properties. We plan to collect all of the Base Payments electronically via military allotments, Automated Clearing House transfer or direct debit to the customers' checking account via a secure portal on our website or our third party management platform. An auto-pay feature will be offered to facilitate Base Payments. Customers who do not pay the Base Payments by the late payment date (typically within five calendar days of the due date) will receive notification and are assessed a late fee. If the customer is a U.S. service member, our staff may coordinate with the U.S. service members Commanding Officer to arrange payment. Eviction will generally be a last resort, and the eviction process will be managed in compliance with local and state regulations. The eviction process will be documented through a property management system with all correspondence and documentation stored electronically.

● Property Maintenance and Property Warranty. We will seek to negotiate extended warranty terms on newly constructed VictoryBase Properties. We expect such warranties will cover 100% of the home warranty and maintenance items for a minimum of the first year. Negotiations among us, VBRE and the home builder may establish warranty items beyond one year. Preventative maintenance is to be performed by our customers occupying the property and assisted/supervised by our onsite military spouse performing management duties. Examples of preventative maintenance include changing air filters and replacing smoke detector batteries. Reactive maintenance problems will be submitted to the corporate maintenance reporting platform, telephone, or email. We will offer a 24/7 emergency line to handle after-hours issues.

● Information Technology Systems. We believe that effective information technology systems are essential components of our process. VBRE has made significant investments in our information technology systems. The systems may be designed to be scalable to accommodate continued growth. From the website, which will be accessible from mobile devices, our prospective customers can browse properties, request additional information, and schedule a showing. We may engage a search engine optimization firm to ensure we place high in search engine lists and will continue to monitor our placement on search engines. In addition, sponsored key words can be purchased in selected markets as needed.

● Risk Management. We face various forms of risk in our business ranging from broad economic, housing market and interest rate risks, to more specific factors, such as credit risk related to our customers, base closures, acts of God and war, including without limitation those risk factors identified beginning on this offering. We believe that the systems and processes developed by our executive team allow us to monitor, manage and ultimately navigate these risks.

● Insurance. We plan to maintain property, liability and corporate level insurance coverage related to our business, including crime and fidelity, property management errors and omissions, trustees' and officers' errors and omissions, cyber liability, employment practice liability and workers' compensation. We believe the policy specifications and insured limits under our insurance program will be appropriate and adequate for our business and properties given the relative risk of loss, the cost of the coverage and industry practice.

● Competition. We face competition from different sources in each of our two primary activities: acquiring properties and securing customers that will live in our homes. Our primary competitors in acquiring portfolios include large and small private equity investors, public and private REITs, and other sizeable private institutional investors. These same competitors may also compete with us for customers. Competition may increase the prices for properties that we would like to purchase, reduce the amount of the Base Payment we may charge at our properties, reduce the occupancy of our portfolio and adversely impact our ability to achieve attractive yields. However, we believe that our acquisition platform, our property management infrastructure, and market knowledge in military markets that meet our selection criteria provide us with competitive advantages.

● Regulation. VictoryBase Properties are subject to various covenants, laws and ordinances, and certain of our properties are also subject to the rules of the various homeowners' associations where such properties are located. We believe that we will be in material compliance with such covenants, laws, ordinances and rules, and we also

require that our customers agree to comply with such covenants, laws, ordinances and rules in their Base Agreement with us.

- Fair Housing Act. The Fair Housing Act ("FHA") and its state law counterparts, and the regulations promulgated by the U.S. Department of Housing and Urban Development ("HUD") and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under the age of 18), handicap or, in some states, financial capability. We believe that our properties are in substantial compliance with the FHA and other regulations.

- Environmental Matters. As a current or prior owner of real estate, we are subject to various federal, state and local environmental laws, regulations and ordinances, and we could be liable to third parties as a result of environmental contamination or noncompliance at our properties, even if we no longer own such properties. See "Risk Factors—Risks Related to Our Business" Environmentally hazardous conditions may adversely affect our financial condition, cash flows and operating results.

Rights to Exchange Class A Units of Holdings for our Class A Common Stock

Each holder of Class A Units of Holdings, from time to time, may exchange all or a portion of its Class A Units in Holdings for newly issued shares of Class A Common Stock of the Company on a basis such that the indirect ownership of Holdings represented by such newly issued Class A common stock is equal to the reduction in direct percentage ownership of Holdings represented by the exchanged Class A Units. In addition, the holder of Class C Units of Holdings has the right to convert such Class C Units into Class A Units under certain circumstances. Such Class A Units will likewise be exchangeable for Class A Common Stock of the Company.

Tax Receivable Agreement

Holdings will make the election under Internal Revenue Code Section 754 which will result in a special tax basis adjustment when Class A Units of Holdings are exchanged for shares of Class A Common Stock of the Company in a taxable transaction. The Company and VBRE have entered into a tax receivable agreement which will require us to pay to VBRE 85% of any tax benefits resulting from the Code Section 754 tax basis adjustment when and as realized by us. Future holders of Class A Units of Holdings may join the tax receivables agreement.

Results of Operations; Liquidity and Capital Resources

The bulk of our activities from our inception on August 13, 2020, until June 1, 2021, related to the acquisition of VictoryBase Properties and the development, management, and promotion of the EquityBase Program. On June 1, 2021, we entered into a Control Agreement among Holdings, SC1 and VBRE, pursuant to which VBRE granted Holdings control of certain properties owned by SC1 in South Carolina. On January 1, 2023, we exercised our right under the Control Agreement to cause VBRE to contribute all of its membership interests in SC1 into Holdings, thereby giving us indirect equity interests in 48 VictoryBase Properties in Beaufort, South Carolina. In February 2023, NY1 acquired 50 VictoryBase Properties in Sackets Harbor, New York. We have limited liquidity and capital resources, and we will require additional funding, including funding from this offering, in order to implement our business plan.

Plan of Operations

The Company began receiving revenue from operations in July of 2021. To date, VBRE and/or its affiliates have advanced funds to assist the Company with our startup expenses. We anticipate, however, it is not certain, that VBRE and/or its affiliates will continue to advance funds to the Company to meet our cash requirements in the short term. We anticipate using proceeds of the offering to repay such advances and meet our operational cash requirements over the next twelve months. We expect the Company's cash needs to be relatively modest because our corporate structure described above allows much of the risk associated with acquiring and developing properties to be borne by VBRE and other third parties expected to purchase Holdings Tracking Units. The Company's cash needs relate primarily to legal, fund raising, marketing, accounting expenses, and making monthly payments to

Holdings under the Sub-Control Agreement described below. The Company will not incur monthly expenses under the Sub-Control Agreement unless and until it is ready to accept residents in the applicable VictoryBase Properties.

Most of the operational expenses of our enterprise as a whole, such as general and administrative expenses and expenses of operating the VictoryBase Properties, will be borne by Holdings and the VictoryBase Property Companies. As with the Company, we anticipate that over the short term VBRE and/or one of its affiliates will advance funds necessary to meet Holdings' short term cash requirements. We anticipate that the Company will contribute a portion of the proceeds of the offering to repay such advances and meet Holdings' operational cash requirements over the next twelve months. Holdings will not incur monthly expenses under the Control Agreement unless and until the Company is ready to accept residents in the applicable VictoryBase Properties. VBRE plans to acquire and develop the VictoryBase Properties. And we may acquire VictoryBase Properties from sources other than VBRE.

We consider a group of VictoryBase Properties to be "stabilized" when such properties have achieved an occupancy rate of at least 80% for a period of not less than 90 days, and at least 80% of the properties in the development in which such properties are located are complete or the residential home is deemed sufficiently complete to the point where it can be used for its intended purpose. Holdings has exercised its option to cause VBRE to contribute its membership interests in SC1 into Holdings.

We consider a VictoryBase Property to be "Value Add" when we believe that such VictoryBase Property has net operating income that we can improve over time by implementing efficient management procedures and/or capital improvement programs. Generally, we consider a VictoryBase Property to no longer be "Value Add" when the efficient management procedures and/or capital improvement programs have been implemented and the net operating income has increased and is stabilized. After property stabilization and contribution, the operating expenses such as the costs of running and maintaining the VictoryBase Properties, including insurance premiums, management fees, legal fees, community utilities, property taxes, repair costs, and trash fees will be funded by the monthly Base Payments of our customers. A substantial portion of such Base Payments will be used by VictoryBase Property Companies to pay operating expenses of the applicable VictoryBase Properties. Such Base Payments may be supplemented by monthly control fees paid by Holdings. Holdings will fund such control fees by monthly sub-control fees paid by the Company under the Sub-Control Agreements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Additional Company Matters

We have not filed for bankruptcy protection, nor have we ever been involved in receivership or similar proceedings.

Legal Proceedings

We are not presently involved in any other legal proceedings material to our business or financial condition. We do not anticipate any material reclassification, merger, consolidation in the next 12 months. We expect to purchase or otherwise acquire a significant amount of assets outside of the ordinary course of business, specifically, additional VictoryBase Properties and/or VictoryBase Property Companies that will own VictoryBase Properties, in the next 12 months.

Corporate Structure

The Company is the sole holder of Class B Units of VictoryBase Holdings, LLC. Holdings has and will have the right to elect to control and occupy (and allow our customers to occupy) all VictoryBase Properties through the Control Agreement and Sub-Control Agreement described below. From time to time, Holdings may form or acquire one or more new VictoryBase Property Companies who may acquire additional VictoryBase Properties. Initially, typically, the VictoryBase Property Companies will initially be formed and wholly owned by Holdings, but Holdings will create a new

class of Units ("Holdings Tracking Units") that will track 100% of the economic value of the applicable VictoryBase Property Company, and Holdings will issue such Holdings Tracking Units to equity investors who will fund (directly or indirectly) all or part of the acquisition of such VictoryBase Properties by VictoryBase Property Companies. The Holdings Tracking Units will typically be convertible into Class A Units of Holdings with a value equal to Holdings Tracking Units being converted, such valuation to be mutual agreed to by Holdings and the holder of the applicable Holdings Tracking Units. We anticipate that the Holdings Tracking Units will be converted into Class A Units of Holdings after the applicable VictoryBase Properties have ceased to be Value Add. Please see the section of this offering labeled "Operational Overview" for a description of what we mean by "Value Add." For example, Holdings has created Class C Units that as Holdings Tracking Units that will track the value of NY1 until the NY1 VictoryBase Properties are no longer Value Add.

We plan to acquire additional VictoryBase Properties pursuant to the arrangement described above. The applicable VictoryBase Property Company will make those VictoryBase Properties available to be occupied by our customers through a Base Agreement described below. Many of our customers will be members of the United States military because, generally, the VictoryBase Properties will be located near military bases. We offer our customers and investors an opportunity to purchase Shares of our Class A Common Stock. Through ownership of our Class A Common Stock, our investors have an opportunity to participate indirectly in a portion of the potential growth in the value of the VictoryBase Properties. In this manner, our investors can acquire an indirect ownership interest in a portion of the VictoryBase Properties owned by the VictoryBase Property Companies through the Company's ownership of Holdings and Holdings' ownership (or right to acquire ownership) of the VictoryBase Property Companies. Although we expect that our business model will be particularly attractive to U.S. military service members who would not otherwise invest in home ownership, non-service members may also enter into subscription agreements and thereby have an opportunity to purchase Shares on the same terms as service members. We will offer and sell Shares to investors who reside in VictoryBase Properties and investors that do not reside in VictoryBase Properties.

The Company will issue Shares of our Class A Common Stock to investors in accordance with the terms set forth in the applicable subscription agreement between the Company, through the SPV as described in the Form-C, and the investor. Our Class A Common Stock, as a class, holds 100% of the economic interests of the Company. Our Class B Common Stock, as a class, holds virtually all of the voting interest in the Company. The Company has issued 1,000,000 shares of Class B, non-economic super voting (1,000,000 votes per share) shares to VBRE.

A graphic representation of the relationship among the Company and its subsidiaries and affiliates described above are attached to this Form C under Appendix E.

Subject to the rights of the Class C Units of Holdings, Class A Units of Holdings share voting and economic rights with the Class B Units on a pari passu basis, except that the Company is the sole manager of Holdings, and the Company has the sole right to appoint any replacement manager of Holdings. Class C Units collectively track the value of the Holding's interests in the common membership interests of NY1. Holdings will separately account for its ownership of common membership interests of NY1, and all distributions related to such interests (and the proceeds of such interests) will be distributed exclusively to the holders of Class C Units of Holdings. Likewise, all profits and losses related to Holdings' ownership of common membership interests of NY1 will be allocated exclusively to holders of Class C Units of Holdings. The Manager of Holdings may convert the Class C Units into Class A Units of Holdings of equivalent value after January 1, 2025, or earlier with the consent of holders of a majority of the Class C Units.

Shares of Class A Common Stock of the Company hold all economic rights of the Company on a pari passu basis. Each share of Class A Common Stock of the Company entitles the holder of such share to 1 vote. Shares of Class B Common Stock hold no economic rights. Each share of Class B Common Stock of the Company entitles the holder of such share to 1,000,000 votes.

Subject to the rights of preferred membership interests of NY1, holders of common membership interests of NY1 are entitled to all economic and voting rights of NY1. Preferred membership interests of NY1 are entitled to distributions of available cash from NY1 as follows:

(1) Cash from operations of NY1 is to be distributed as follows:

(a) First, to the preferred member until the preferred member has received a 6% return on its investment;

(b) Second, 75% to the preferred member and 25% to the common member of NY1, until the Preferred Member has received a 7.5% return on investment; and

(c) Thereafter, the remainder, if any, to the common member of NY1; and

(2) Cash from capital transactions is to be distributed as follows:

(a) First, to the preferred member until the preferred member has been returned the amount of its investment;

(b) Second, 75% to the preferred member, and 25% to the common member of NY1, until the preferred member has received the amount of its investment plus a 7.5% internal rate of return on its investment; and

(c) Thereafter, the remainder, if any, to the common member of NY1.

The Preferred Member of NY1 has no voting rights.

Property Acquisition

Our founder, Chief Executive Officer, President, Secretary, and sole director, Thomas Paquin, is the trustee of The Tom Paquin Irrevocable Trust, which owns and operates VictoryBase RE, LLC, a Texas limited liability company ("VBRE"). VBRE identifies existing homes, homes under construction, and building sites for new homes near United States military bases and in other markets that VBRE deems suitable for our business model and enters into one or more acquisition agreements with third party landowners, builders, developers and other real estate owners with respect to such properties. VBRE may acquire VictoryBase Properties through forming or acquiring ownership of VictoryBase Property Companies that are primarily owned by VBRE. VBRE used this model in its acquisition and development of the VictoryBase Properties owned by SC1.

Alternatively, we anticipate that some of our acquisitions of VictoryBase Properties will be by newly formed subsidiaries of Holdings. In connection with such acquisitions of VictoryBase Properties, Holdings may issue Holdings Tracking Units to VBRE and/or others. Such Holdings Tracking Units will track the value of such VictoryBase Property Companies until the applicable VictoryBase Properties are no longer Value Add, at which point the Holdings Tracking Units will convert into Class A Units of Holdings.

We may also receive some or all of our financing of VictoryBase Properties from the seller of such VictoryBase Properties. For example, NY1 acquired the VictoryBase Properties in Sackets Harbor, New York as follows: NY1 funded such acquisition with (i) preferred membership interests of NY1 issued to the seller of such real property, and (ii) cash contributed to NY1 from Holdings. Holdings funded such contribution to NY1 with cash contributed to Holdings by VBRE in exchange for Holdings issuance of Class C Units to VBRE. Such Class C Units are an example of Holdings Tracking Units. As of the closing of such acquisition, NY1 became a landlord under a number of lease agreements with existing tenants. Although the terms of lease agreements are similar to our base agreements, we anticipate transitioning such leases into base agreements as their current lease terms expire.

Master Control Agreements; Sub-Control Agreements

There are currently no active master control or sub-control agreements between the Company or any of its affiliates, but in the future holdings may enter into master control and contribution agreements ("Control Agreements") among Holdings, the owners of VictoryBase Property Companies, and the applicable VictoryBase Property Companies. Under a Control Agreement, (i) the VictoryBase Property Company will permit Holdings to elect to control and elect to occupy the applicable VictoryBase Properties, (ii) Holdings agrees to pay a monthly fee to the VictoryBase Property Company, and (iii) in situations where Holdings is not already the owner of the applicable VictoryBase Property Company, Holdings has the right to require the owner of the applicable VictoryBase Property Company to contribute its ownership of the VictoryBase Property Company to Holdings. We anticipate that the typical term for a Control Agreement will be one year, subject to automatic renewal on a month-to-month basis.

If Holdings exercises its right to require the owner of a VictoryBase Property Company to contribute its ownership of the VictoryBase Property Company to Holdings, (A) Holdings will issue units of membership interests of Holdings to the owner of the VictoryBase Property Company, and (B) the owner of the VictoryBase Property Company will be deemed to have made a capital contribution to Holdings in an amount equal to the excess, if any, of the fair market value of the VictoryBase Property Company, reduced by (i) any cash paid by Holdings to the owner of the VictoryBase Property Company as a return of the owner of the VictoryBase Property Company's capital upon such contribution, and (ii) any debt assumed by Holdings in connection with such contribution. The fair market value of the VictoryBase Property Companies or the methodology for determining the fair market value of the VictoryBase Property Companies will be determined by (or based upon a valuation method established by) and mutually agreed upon by Holdings and the owner of the VictoryBase Property Company. We plan to value the illiquid assets held by the VictoryBase Property Companies at their cost for approximately the first three months following their acquisition by the applicable VictoryBase Property Company if their occupancy and cash flow rates remain substantially similar. After the first three months from acquisition, we plan to value such assets using information believed by us to be accurate and appropriate. There is no industry standard valuation method, making it possible for other analysts to arrive at different valuations. Our valuation methodology will not be audited and may not reflect the fair market value of such assets if they were able to be sold at auction or other public trading platform. Our asset valuations and calculations are subject to good faith assumptions and estimates determined by our management. As a result, our asset valuations may not accurately reflect the price we would achieve by liquidating such assets. In determining the fair market value of the VictoryBase Property Company and/or its assets, Holdings and the owner of the VictoryBase Property Company may consider the value of the applicable VictoryBase Properties, the VictoryBase Property Company's rights and obligations under real estate acquisition agreements, real property, and/or other tangible or intangible assets (e.g., business plan, marketing materials, business data and research) to Holdings in exchange for cash and/or capital account credit in Holdings for these capital contributions equal to their fair market value as mutually agreed by Holdings and VBRE. VBRE may cause the VictoryBase Property Company to directly contribute such assets, or the owner of the VictoryBase Property Company may contribute its ownership of one or more VictoryBase Property Company. If Holdings acquires 100% of a VictoryBase Property Company or 100% of a VictoryBase Property held by a VictoryBase Property Company, and there is no applicable Holdings Tracking Units then outstanding, then we may choose to terminate the applicable Control Agreement because any payments made thereafter would be effectively being made by Holdings to itself.

For each VictoryBase Property that Holdings is able to elect to control and occupy under a Control Agreement, Holdings will in turn enter into a sub-control agreement with the Company. In exchange for a monthly fee, the sub-control agreement will give the Company the right to elect to control and occupy the applicable VictoryBase Property.

Under the terms of the Control Agreements the VictoryBase Property Companies will grant Holdings the right to elect to cause the VictoryBase Property Company to relinquish the operational control of any or all VictoryBase Properties to Holdings. Holdings, in turn, will grant the Company the right to elect to cause Holdings to relinquish operational control of VictoryBase Properties to the Company.

A form of Control Agreement and a form of Sub-Control Agreement are attached hereto in Appendix E. We currently do not have any Control Agreements in place. In the past we had one between SC1 and Holdings, as seen in Appendix E. Previously there were two related Sub-Control Agreements in place between Holdings and the Company.

We plan to use proceeds of the offering to make contributions to Holdings. Holdings plans to use such proceeds to acquire VictoryBase Properties and for general working capital.

Base Agreements

VictoryBase Property Companies will then enter into Base Agreements with our customers, unless Holdings elects to exercise its right to control the VictoryBase Property under the Control Agreement and the Company elects to exercise its right to control the VictoryBase Property under the Sub-Control Agreement, in which case the Base Agreements would be between the Company and the applicable resident. Each Base Agreement grants our customer the right to occupy an individual VictoryBase Property. The Base Agreement will provide for a monthly Base Payment from the customer to the applicable VictoryBase Property Company. The amount of the Base Payment will be an amount agreed to between the VictoryBase Property Company and the customer at the time the VictoryBase Property Company enters into the Base Agreement or a renewal of the Base Agreement and is expected to adjust

with BAH rates. We will establish the Base Payment amount for each VictoryBase Property. To establish such suggested amount, we plan to use data-driven pricing models, supported by analysis from the local staff and BAH rates for each market. We plan to consider the following factors in establishing the amount of the Base Payment: (i) a competitive analysis of market rents, (ii) the size and age of the house, (iii) qualitative factors, such as neighborhood characteristics and access to quality schools, transportation and services, and (iv) whether or not the customer is or will become an EquityBase Investor.

We anticipate acquiring information from the following sources to aid in our analysis:
● BAH rates with publicly available data that goes back to 1998;
● Market rental rates (which is a market competitor to the Base Payment amount), which may be available from Zillow, Zumper, Rents.com, Apartments.com and other websites
● Schools information from GreatSchools.Org and other websites; and
● Changes to our income or expenses after discounts or other incentives are offered or altered.
Because we expect customers who are also stockholders to be better stewards of VictoryBase Properties and therefore lower our operating costs, we plan to offer discounts on Base Payment rates for EquityBase Investors, as outlined herein.

Company's Investment in Holdings

From time to time the Company plans to contribute a portion of the funds invested in the Company into Holdings (and/or funds invested by other investors in this offering) in exchange for additional Class B Units of Holdings. The per unit purchase price that the Company will pay Holdings for such Class B Units will be an amount equal to the fair market value as mutually agreed by the Company and Holdings at the time of such contribution. The per unit valuation applicable to the issuance of any Class B Units to the Company will be the same amount as any contemporaneous per unit valuation applicable to any issuance of Class A Units to owners of VictoryBase Property Companies in connection with the contribution of VictoryBase Property Companies to Holdings pursuant to a Control Agreement (or in connection with a conversion of Holding Tracking Units into Class A Units of Holdings).

Over time, the Company's ownership of Holdings is expected to increase as a function of (i) investors' investment in Shares of our Class A Common Stock and the Company's subsequent contribution of a portion of the proceeds of the sale of Shares into Holdings in exchange for additional Class B Units of Holdings, and (ii) owners of the VictoryBase Property Companies' exchange of Class A Units of Holdings for Class A Common Stock of the Company described below (or the conversion of Holding Tracking Units into Class A Units of Holdings).

Holdings' acquisition of VictoryBase Property Companies and VictoryBase Properties

In addition to a portion of the net proceeds from the sale of Shares by the Company that are subsequently paid to Holdings via control fees or paid by the Company to Holdings under sub-control agreements, Holdings and/or one or more VictoryBase Property Companies may generate funds required to acquire and operate VictoryBase Properties by incurring indebtedness. One or more VictoryBase Property Companies may also raise capital by issuing preferred membership interests of such VictoryBase Property Company. Any such preferred membership interests of the VictoryBase Property Companies may have preferential rights to operating distributions, tax allocations, and liquidating distributions of the applicable VictoryBase Property Company.

Holdings will use control fees paid by the Company, capital contributed by the Company, proceeds of loans from lenders, and cash from other sources to purchase VictoryBase Properties. We may have the VictoryBase Property Companies issue preferred membership interests to investors as a further source of capital for acquisition of VictoryBase Properties. Debt to fund the acquisition of VictoryBase Properties may be issued at the level of the VictoryBase Property Companies, Holdings, or the Company, and any and all such entities may guaranty such indebtedness.

Holdings may use capital raised through its sale of Class B units of Holdings to VBC to redeem Class A units of Holdings held by VBRE. The redemption price of any such redeemed units will be determined by the current unit price. Any such redemption will reduce VBRE's ownership of Holdings and will provide VBRE additional liquidity to seek and acquire new properties that may or may not be contributed Holdings in the future. VBRE may sell some or all of its units back to VBRE, at the sole discretion of VBRE and Holdings.

Holdings or its subsidiaries may also acquire VictoryBase Properties by issuing one or more new or existing classes or series of membership interests of Holdings or one of its subsidiaries in exchange for such VictoryBase Properties. For example, in February 2023, Holdings issued 30,000 newly created Class C Units to VBRE in exchange for a $300,000 contribution from VBRE to Holdings. The Class C Units will be Holdings Tracking Units, tracking the value of NY1. Holdings then contributed such $300,000 to NY1. NY1 acquired approximately $7.9 million of residential real estate properties in Sackets Harbor, New York in exchange for (i) approximately $5.9 million in cash, plus (ii) the issuance of $2 million of preferred membership interests of NY1 to the prior owner of such real property. NY1 borrowed $5.9 million from a savings bank to finance the cash portion of the purchase price. NY1 incurred approximately $300,000 in closing costs in connection with this acquisition.

Exchange Rights; Tax Receivable Agreement

In accordance with the limited liability company agreement of Holdings, Class A Units of Holdings may be exchanged by holders of such Class A Units periodically for shares of the Company's Class A Common Stock at a conversion rate that results in the holder of such Class A Units receiving in exchange for such forfeited Class A Units an amount of the Company's Class A Common Stock with an indirect economic ownership interest in Holdings that is equal to the direct economic interest in Holdings that the exchanged Class A Units represented in the hands of such holder of Class A Units (each an "Exchange"). Upon any Exchange, (i) the Class A Units of Holdings that are subject to such Exchange will be forfeited to Holdings and no longer be "issued" units, and (ii) the holder of Class A Units will receive newly issued shares of Class A Common Stock of the Company.

By way of example, if at the time of an Exchange, (i) the Company had 5,000,000 shares of its Class A Common Stock issued and outstanding, and (ii) Holdings had (A) 8,000,000 Class B Units outstanding and held by the Company, and (B) 2,000,000 Class A Units outstanding and held by VBRE; and VBRE wished to exchange 1,000,000 Class A Units of Holdings for shares of Class A Common Stock of the Company, then the Company will issue an additional 555,556 shares of Class A Common Stock to VBRE upon such Exchange. This is calculated so that VBRE's newly issued shares of Class A Common Stock represent the same interest of total shares of Class A Common Stock outstanding after the Exchange as their interest of total units of Holdings forfeited prior to the Exchange. In this example, VBRE is forfeiting 1,000,000 Class A Units of Holdings, which represent 10% of the 10,000,000 total units of Holdings outstanding. Therefore, the newly issued shares of Class A Common Stock must equal 10% of the sum of (1) existing shares of Class A Common Stock outstanding, plus (2) newly issued shares of Class A Common Stock. Algebraically, if we define "X" as the newly issued shares of Class A Common Stock for VBRE, then we would solve for "X" using the following equation: X / (5,000,000 + X) = 10%. When solved, "X" is equal to 555,556 newly issued shares.

In connection with the Exchange, Holdings plans to make the election under Internal Revenue Code of 1986, as amended (the "Code") Section 754 which will result in a special tax basis adjustment when Class A Units of Holdings are exchanged for shares of Class A Common Stock of the Company in a taxable transaction. The Company and VBRE have entered into a tax receivable agreement, which may be joined by other future holders of Class A Units of Holdings. The tax receivable agreement requires the Company to pay 85% of any tax benefits resulting from the Code Section 754 tax basis adjustment when and as realized by us. A copy of the tax receivable agreement is attached as an exhibit to this offering statement.

Taxation

The Company is taxed as a corporation for all U.S. federal and state tax laws. We believe that Holdings is properly treated as a partnership for federal income tax purposes. As a partnership, Holdings is not subject to U.S. federal income tax on its income. Instead, each of Holdings' partners, including the Company, will be allocated, and may be required to pay tax with respect to, its share of Holdings' income. As such, no provision for U.S. federal income taxes has been included for Holdings.

Principal Office; Website

Our principal executive office is located at 550 Reserve Street, Southlake, TX 76092. Our mailing address is P.O. Box 617, Roanoke, TX 76262. Our main telephone number is 469-694-2707. Our website address is www.victorybase.com. The information contained on our website is not part of or incorporated by reference in this report.